UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, nominal value of €0.35 each

American Depositary Shares, each representing one ordinary share, nominal value €0.35 per share

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

Nuno Prego

Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa Codex
Portugal
+351 21 500 1701

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Alan M. Klein
S. Todd Crider
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Portugal Telecom, SGPS, S.A. (“PT” or the “Company”) with the Securities and Exchange Commission on January 18, 2007 (as amended, the “Statement”) relating to an unsolicited cash tender offer in the United States for all of the outstanding shares, nominal value €0.35 per share (the “Shares”), of Portugal Telecom, SGPS, S.A. (“PT” or the “Company”), held by U.S. holders (defined as security holders resident in the United States pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934) and all outstanding American Depositary Shares (“ADSs”) representing ordinary shares of the Company.  The offer in the United States (the “U.S. Offer”) was made by Sonae, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonae”), Sonaecom, SGPS, S.A. (“Sonaecom”), a sociedade anónima organized under the laws of Portugal, and Sonaecom, B.V., a private limited company organized under the laws of The Netherlands and a wholly owned subsidiary of Sonaecom (“Sonaecom, B.V.”).  Simultaneously with the U.S. Offer, Sonaecom and Sonaecom, B.V. are offering in Portugal to purchase for cash all of the Shares, excluding Shares held by U.S. holders, and all of the class A shares, nominal value €0.35 per share, of the Company, at the same price as offered for the Shares in the U.S. Offer (together with the U.S. Offer, the “Offer”).

This Statement contains forward-looking statements based on management’s current expectations or beliefs.  These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements.  Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.  These statements reflect PT’s current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that PT cannot assure you that the forward-looking statements contained in this Statement will be realized.  You are cautioned not to put undue reliance on any forward-looking information.

Item 9. Exhibits.

Item 9 is supplemented by adding the following thereto:

Exhibit No.	Description

(a)(5)(xxxiii)	Transcript of conference call held by the Company on January 12, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2007	PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Henrique Manuel Fusco Granadeiro
Name: Henrique Manuel Fusco Granadeiro
Title: Chief Executive Officer

	By:	/s/ Luís Miguel da Fonseca Pacheco de Melo
Name: Luís Miguel da Fonseca Pacheco de Melo
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(5)(xxxiii)	Transcript of conference call held by the Company on January 12, 2007.